Exhibit 99.3

Personal and Confidential; Consulting Agreement THIS CONSULTING AGREEMENT dated this
1st day of November 1, 2007 BETWEEN: Keegan Resources Inc., of Suite 1204 - 700 West Pender
Street, Vancouver, British Columbia V6C 1G8 (the "Company") OF THE FIRST PART - AND -
Michael Bebek of Vancouver, British Columbia (the "Consultant") OF THE SECOND PART
BACKGROUND: 1. The Company is duly incorporated, organized and existing under the laws of the
Province of British Columbia. 2. The Company is of the opinion that the Consultant has the necessary qualifications, experience and abilities to assist and benefit the Company in its business. 3. The Company desires to engage the services of the Consultant and the Consultant has agreed to accept the terms and conditions set out in this Agreement.
IN CONSIDERATION OF the matters described above and of the mutual benefits and obligations set forth in this Agreement, the receipt and sufficiency of which consideration is hereby acknowledged, the parties to this Agreement agree as follows:
Commencement Date and Term 1. The Consultant will commence providing full-time services to the
Company on November 1, 2007 (the 'Commencement Date'). 2. Subject to termination as provided in this
Agreement, the Consultant will provide services for an indefinite term. The parties acknowledge that various provisions of this Agreement survive past termination of services.
Position and Duties 3. The Company agrees to engage the services of the Consultant as a Corporate
Secretary to perform any and all corporate secretary duties, and the Consultant agrees to the terms and conditions set out in this Agreement. The Consultant agrees to be subject to the general supervision of and act pursuant to the orders, advice and direction of the Company. Page 1 of 9

4. The Consultant will perform any and all duties now and later assigned to the
Consultant by the Company. The Consultant will also perform such other duties as are customarily performed by one holding such a position in other, same or similar businesses or enterprises as that engaged in by the Company.
5. The Consultant agrees to abide by the Company's rules, regulations, and practices, including those concerning work schedules, vacation and sick leave, as they may from time to time be adopted or modified. Consultant Compensation
6. For the services rendered by the Consultant as required by this Agreement, the
Company will pay to the Consultant a daily consulting fee of C$300/day. This compensation will be payable twice a month on the 15th and on the last day of each month while this Agreement is in force. 7. The Consultant understands that the Consultant's compensation as provided in this Agreement will constitute the full and exclusive monetary consideration and compensation for all services performed by the Consultant and for the performance of all the Consultant's promises and obligations in this Agreement. 8. Stock Options
Contractor shall, on the Effective Date, be eligible for incentive stock options which the Company at its discretion will cause to be granted. Grant 75,000 options
The above and any future Options will be granted to Contractor by the Company pursuant to a separate agreement between Contractor and the Company in the standard form used by that company (the "Option Agreement") pursuant to its option plan or otherwise as appropriate, and will be subject to TSX Venture
Exchange or TSX Inc. acceptance as applicable. The Options will be granted at an exercise price based on prevailing quoted prices of the Company's shares on the relevant stock exchange. The Options shall only vest and thereupon be exercisable dependent upon Contractor's continued engagement by the Company hereunder. If this Agreement is terminated or Contractor dies during the term of the Options, all then vested share option rights, if any, may be exercised for 30 days subject to applicable rules of the regulatory authorities having jurisdiction, by the lawful representative of the estate of Contractor as contemplated by the separate Option Agreements. The Option Agreements shall not in any way affect the interpretation of this Agreement. 9. The Consultant understands and agrees that any additional compensation to the Consultant (whether a bonus or other form of additional compensation) will rest in the sole discretion of the Company and that the Consultant will not earn or accrue any right to additional compensation by reason of the Consultant's services. Page 2 of 9

10. The Company agrees to permit a reasonable degree of flexibility in work hours. In cases where extra time is worked in a day or a week, the Consultant waives any right to overtime pay or to equivalent time off in place of overtime pay. Consultant Benefits
11. The Consultant will be entitled to three weeks (15 working days) of paid vacation each year during the term of this Agreement, the time for such vacation to be determined by mutual agreement between the Company and the Consultant.
12. The Consultant will be entitled, at Company expense, to take training courses, and/or to be individually trained by other Consultants in the areas of Corporate
Affairs, TSX Exchange regulations, accounting, etc. that will aid Consultant in expanding his role with the Company. The Company will compensate Consultant at the regular fee described in Item 6 above for the time spent in said training.
Consultant understands that, while Company shall make every reasonable effort to accommodate such training, it is at Company's sole discretion as to the timing and amount of training. Dutv to Devote Full Time 13. The Consultant agrees to devote full-time efforts to his duties as a Consultant of the Company. Avoiding Conflict of Opportunities
14. It is understood and agreed that any business opportunity relating to or similar to the Company's current or anticipated business opportunities (with the exception of personal investments in less than 5% of the equity of a business, investments in established family businesses, real estate, or investments in stocks and bonds traded on public stock exchanges) coming to the attention of the Consultant during the Consultant's term of service is an opportunity belonging to the
Company. Therefore, the Consultant will advise the Company of the opportunity and cannot pursue the opportunity, directly or indirectly, without the written consent of the Company. 15. Without the written consent of the Company, the Consultant further agrees not to: 1. solely or jointly with others undertake or join any planning for or organization of any business activity competitive with the current or anticipated business activities of the Company; and 2. directly or indirectly, engage or participate in any other business activities that the Company, in its reasonable discretion, determines to be in conflict with the best interests of the Company. inability to Contract for
Company 16. In spite of anything contained in this Agreement to the contrary, the Consultant will not have the right to make any contracts or commitments for or on the behalf of the Company without first obtaining the express written consent of the Company. Page 3 of 9

Confidential Information and Assignment of Inventions 17. The Consultant acknowledges in any position the Consultant may hold, in and as a result of the Consultant's engagement of services by the
Company, the Consultant will, or may, be making use of, acquiring or adding to information about certain matters and things which are confidential to the Company and which information is the exclusive property of the Company, including, without limitation: 1. 'Confidential
Information' means all data and information relating to the business and management of Company, including proprietary and trade secret technology and accounting records to which access is obtained by the Consultant, including Work Product, Computer Software, Other Proprietary Data, Business
Operations, and Marketing and Development Operations. Confidential information will also include any information that has been disclosed by a third party to the Company and governed by a non-disclosure agreement entered into between the third party and the Company. Confidential information will not include information that: 1. is generally known in the industry of the Company; 2. is now or subsequently becomes generally available to the public through no wrongful act of the Consultant; 3. the Consultant rightfully had in its possession prior to the disclosure to Consultant by the Company; 4. is independently created by the Consultant without direct or indirect use of the Confidential Information; or 5. the
Consultant rightfully obtains from a third party who has the right to transfer or disclose it. 2. 'Work
Product' means work product resulting from or related to work or projects performed or to be performed for the Company or for clients of the Company, of any type or form in any stage of actual or anticipated research and development; 3. 'Computer Software' which means computer software resulting from or related to work or projects performed or to be performed for the Company or for clients of the Company, of any type or form in any stage of actual or anticipated research and development, including but not limited to programs and program modules, routines and subroutines, processes, algorithms, design concepts, design specifications (design notes, annotations, documentation, flowcharts, coding sheets, and the like), source code, object code and load modules, programming, program patches and system designs;
4. 'Other Proprietary Data' means information relating to the Company's proprietary rights prior to any public disclosure of such information, including but not limited to the nature of the proprietary rights, production data, technical and engineering data, test data and test results, the status and details of research and development of products and services, and information regarding acquiring, protecting, enforcing and licensing proprietary rights (including patents, copyrights and trade secrets); 5. 'Business Operations'
means internal personnel and financial information, vendor names and other vendor information
(including vendor characteristics, services and agreements), purchasing and internal cost Page 4 of 9 information, internal services and operational manuals, and the manner and methods of conducting the
Company's business; 6. 'Marketing and Development Operations' means marketing and development plans, price and cost data, price and fee amounts, pricing and billing policies, quoting procedures, marketing techniques and methods of obtaining business, forecasts and forecast assumptions and volumes, and future plans and potential strategies of the Company which have been or are being discussed. Confidential Obligations 18. The Consultant agrees that a material term of the Consultant's contract with the Company is to keep all Confidential Information absolutely confidential and protect its release from the public. The Consultant agrees not to divulge, reveal, report or use, for any purpose, any of the Confidential Information which the
Consultant has obtained or which was disclosed to the Consultant by the
Company as a result of the Consultant's engagement of services by the Company.
The Consultant agrees that if there is any question as to such disclosure then the
Consultant will seek out senior management of the Company prior to making any disclosure of the Company's information that may be covered by this Agreement.
19. The Consultant may disclose any of the Confidential Information: 1. to a third party where Company has consented in writing to such disclosure; and 2. to the extent required by law or by the request or requirement of any judicial, legislative, administrative or other governmental body, however, the Consultant will first have given prompt notice to the Company of any possible or prospective order
(or proceeding pursuant to which any order may result), and the Company will have been afforded a reasonable opportunity to prevent or limit any disclosure. Ownership and Title 20. The Consultant acknowledges and agrees that all rights, title and interest in any Confidential Information will remain the exclusive property of the Company. Accordingly, the Consultant specifically agrees and acknowledges that she will have no interest in the Confidential Information, including, without limitation, no interest in know-how, copyright, trade-marks or trade names, notwithstanding the fact that she may have created or contributed to the creation of the same. 21. The Consultant does hereby waive any moral rights that she may have with respect to the Confidential Information. Return of Confidential Information
22. The Consultant agrees that, upon request of the Company or upon termination or expiration, as the case may be, of services, the Consultant will turn over to the
Company all documents, disks or other computer media, or other material in the possession or control of the Consultant that: Page 5 of 9

page 6 / 1. may contain or be derived from ideas, concepts, creations, or trade secrets and other proprietary and Confidential Information as defined in this Agreement; or 2. connected with or derived from the Consultant's services to the Company. Non-Solicitation 23. Any attempt on the part of the
Consultant to induce others to leave the Company's employ, or any effort by the Consultant to interfere with the Company's relationship with its other Consultants and contractors would be harmful and damaging to the Company. The Consultant agrees that during the term of his services with the Company and for a period of three (3) years after the end of that term, the Consultant will not in any way, directly or indirectly: 1. induce or attempt to induce any Consultant or contractor of the Company to quit employment or retainer with the Company; 2. otherwise interfere with or disrupt the Company's relationship with its Consultants and contractors; 3. discuss employment opportunities or provide information about competitive employment to any of the Company's Consultants or contractors; or 4.
solicit, entice, or hire away any Consultant or contractor of the Company. This obligation will be limited to those that were Consultants or contractors of the Company when the Consultant was employed by the
Company. Non-Competition 24. Other than through employment with a bona-fide independent party, or with the express written consent of the Company, which will not be unreasonably withheld, the
Consultant will not, during the continuance of this Agreement or within two (2) years after the termination or expiration, as the case may be, of this Agreement, be directly or indirectly involved with a business which is in direct competition with the particular business line of the Company that the
Consultant was working during any time in the last year while providing services to the Company. 25.
For a period of two (2) years from the date of termination or expiration, as the case may be, of the
Consultant's engagement of services with the Company, the Consultant will not divert or attempt to divert from the Company any business the Company had enjoyed, solicited, or attempted to solicit, from its customers, prior to termination or expiration, as the case may be, of the Consultant's services with the Company. Termination Due to Discontinuance of Business 26. In spite of anything contained in this
Agreement to the contrary, in the event that the Company will discontinue operating its business at the location where the Consultant is employed, then, at the Company's sole option, this Agreement will terminate as of the last day of the month in which the Company ceases operations at such location with the same force and effect as if such last day of the month were originally set as the termination date of this Agreement. Page 6 of 9

Termination of Services 27. Where the Consultant has breached any of the terms of this Agreement or where there is just cause for termination, the Company may terminate the Consultant's services without notice. 28. The Consultant and the Company agree that reasonable and sufficient notice of termination of services by the Company is the greater of two weeks. 29. If the Consultant wishes to terminate his own services with the Company, the Consultant will provide the Company with two weeks'
notice. 30. Should the Consultant terminate his services pursuant to this Agreement, and there is no constructive dismissal, the Consultant agrees to be reasonably available as a consultant for the purposes of maintaining any projects or developments created while still providing services by the Company. The
Consultant agrees to negotiate the terms of the consulting work in good faith. In his capacity as a consultant for the Company pursuant to this paragraph, the Consultant agrees to provide his present residential address and telephone number as well as his business address and telephone number. 31. The time specified in the notice by either the Consultant or the Company may expire on any day of the month and upon the date of termination the Company will forthwith pay to the Consultant any outstanding portion of the wage, accrued vacation and banked time, if any, calculated to the date of termination.
Notwithstanding the date of termination, the Consultant acknowledges and agrees to diligently execute and complete his service responsibilities to the Company at the reasonable direction of the Company.
Failure of the Consultant to responsibly execute his obligations to the Company during the notice period will be considered to be an abandonment of his obligations and will be sufficient cause for immediate termination of the Consultant without compensation or notice. Remedies 32. The Consultant agrees and acknowledges that the Confidential Information is of a proprietary and confidential nature and that any disclosure of the Confidential Information to a third party in breach of this Agreement cannot be reasonably or adequately compensated for in money damages, would cause irreparable injury to
Company, would gravely affect the effective and successful conduct of the Company's business and goodwill, and would be a material breach of this Agreement. 33. In the event of a breach or threatened breach by the Consultant of any of the provisions of this Agreement, the Consultant agrees that the
Company is entitled to, in addition to and not in limitation of any other rights and remedies available to the Company at law or in equity, to a permanent injunction in order to prevent or restrain any such breach by the Consultant or by the Consultant's partners, agents, representatives, servants, Consultants, and for any and all persons directly or indirectly acting for or with the Consultant. Page 7 of 9 page8 / 34. The Consultant agrees to co-operate with the Company following termination by providing documentation and other information to permit the Company to evaluate whether the
Consultant is honoring his post-services obligations set out in this Agreement. Severability 35. Company and Consultant acknowledge that this Agreement is reasonable, valid and enforceable. However, if a court of competent jurisdiction finds any of the provisions of this Agreement to be too broad to be enforceable, it is the parties' intent that such provision be reduced in scope by the court only to the extent deemed necessary by that court to render the provision reasonable and enforceable, bearing in mind that it is the Consultant's intention to give the Company the broadest possible protection against disclosure of the Confidential Information, against the Consultant soliciting the Company's Consultants and contractors and against the Consultant using such Confidential Information in competing with the Company. 36. In the event that any of the provisions of this Agreement will be held to be invalid or unenforceable in whole or in part, those provisions to the extent enforceable and all other provisions will nevertheless continue to be valid and enforceable as though the invalid or unenforceable parts had not been included in this Agreement and the remaining provisions had been executed by both parties subsequent to the expungement of the invalid provision. Modification of Agreement 37. Any amendment or modification of this Agreement or additional obligation assumed by either party in connection with this Agreement will only be binding if evidenced in writing signed by each party or an authorized representative of each Party.
Governing Law 38. It is the intention of the parties to this Agreement that this Agreement and the performance under this Agreement, and all suits and special proceedings under this Agreement, be construed in accordance with and governed, to the exclusion of the law of any other forum, by the laws of the Province of British Columbia, without regard to the jurisdiction in which any action or special proceeding may be instituted. General Provisions 39. The Consultant is liable for all costs, expenses and expenditures including, and without limitation, the complete legal costs incurred by the Company in enforcing this Agreement as a result of any default of this Agreement by the Consultant. 40. No failure or delay by the Company in exercising any power, right or privilege provided in this Agreement will operate as a waiver, nor will any single or partial exercise of such rights, powers or privileges preclude any further exercise of them or the exercise of any other right, power or privilege provided in this Agreement.

41. This Agreement will inure to the benefit of and be binding upon the respective heirs, executors, administrators, successors and assigns, as the case may be, of the Company and the Consultant. 42. This
Agreement may be executed in counterparts. 43. Time is of the essence in this Agreement. 44. This
Agreement constitutes the entire agreement between the parties and there are no further items or provisions, either oral or written. As of the effective date of this Agreement, this Agreement supersedes all other agreements between the parties. The parties to this Agreement stipulate that neither of them has made any representations with respect to the subject matter of this Agreement except such representations as are specifically set forth in this Agreement. Each of the parties acknowledges that it has relied on its own judgment in entering into this Agreement. IN WITNESS WHEREOF Keegan
Resources Inc., has duly affixed its signature by a duly authorized officer and Michael Bebek has duly signed under hand on this 1st day of November, 2007. KEEGAN RESOURCES INC. Per: -
Authorized Signatory Witness MICHAEL BEBEK Page 9 of 9